UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2022

BellRing Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39093	87-3296749
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2503 S. Hanley Road	St. Louis	Missouri	63144
(Address of Principal Executive Offices)			(Zip Code)

Registrant’s telephone number, including area code: (314) 644-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value per share	BRBR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.04.	Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.

On February 28, 2022, a notification was made regarding a blackout period in respect of the BellRing Brands, Inc. Common Stock Fund (the “BellRing Common Stock Fund”) under the BellRing Brands, Inc. 401(k) Plan (the “BellRing 401(k) plan”). The blackout period relates to the upcoming plan to separate BellRing Brands, Inc. (the “Company” or “BellRing”) from Post Holdings, Inc. (“Post”), which transaction is expected to be completed in March 2022, subject to satisfaction or waiver of certain conditions. During the blackout period, participants in the BellRing 401(k) plan will be generally prohibited from making any transactions in the BellRing Common Stock Fund, including being temporarily unable to direct or change investments in the BellRing Common Stock Fund under the 401(k) plan or obtain a loan, a withdrawal or a distribution from the BellRing Common Stock Fund under the 401(k) plan. The blackout period is expected to begin at 1:00 p.m. Eastern Time on March 10, 2022 and to end during the week of March 20, 2022. The notification described under Section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974 relating to the blackout period was provided to the Company on February 28, 2022. The exact dates for the blackout period, as well as the duration of the blackout period, could change, be advanced or be extended.

On February 28, 2022, the Company also sent notice to its directors and executive officers informing them of the blackout period and related restrictions. This notice was required pursuant to Section 306 of the Sarbanes-Oxley Act of 2002 and Rule 104 of Regulation BTR under the Securities Exchange Act of 1934, as amended.

A copy of the notice to the directors and executive officers is attached as Exhibit 99.1. During the blackout period and for a period of two years after the ending date of the blackout period, security holders or other interested parties may obtain, without charge, information about the actual beginning and ending dates of the blackout period by contacting the Company’s Corporate Secretary by telephone at (314) 644-7600 or by mail at BellRing Brands, Inc., 2503 S. Hanley Road, St. Louis, Missouri 63144.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Notice Regarding Blackout Period and Regulation BTR Trading Restrictions, dated as of February 28, 2022.

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

Cautionary Statement on Forward-Looking Language

Certain matters discussed in this filing are forward-looking statements. These forward-looking statements are made based on known events and circumstances at the time of release, and as such, are subject to uncertainty and changes in circumstances. These forward-looking statements include statements regarding the proposed transaction between Post and BellRing, including any future financial and operating results, Post’s, BellRing’s and BellRing Distribution, LLC’s (“New BellRing”) plans, objectives, expectations and intentions, the expected debt level of New BellRing and the expected timing of the completion of the proposed transaction. There is no assurance that the proposed transaction will be completed as anticipated or at all, and there are a number of risks, uncertainties and assumptions that could cause actual results to differ materially from the forward-looking statements made herein, including risks relating to unanticipated developments that prevent, delay or negatively impact the proposed transaction, the ongoing conflict in Ukraine, the rapidly changing situation related to the COVID-19 pandemic and other risks and uncertainties described in Post’s and BellRing’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements represent BellRing’s judgment as of the date of this filing. BellRing disclaims, however, any intent or obligation to update these forward-looking statements. All forward-looking statements in this filing are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

This filing does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transaction, New BellRing (as BellRing Distribution, LLC) has filed a registration statement of New BellRing on Form S-4 (File No. 333-261741) with the SEC, which contains a prospectus of New BellRing and a definitive proxy statement of BellRing, dated February 3, 2022, and a registration statement of New BellRing on Form S-4/S-1 (File No. 333-261873) with the SEC, which contains a prospectus of New BellRing, dated February 14, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/ PROSPECTUSES, PROXY STATEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW BELLRING, BELLRING AND THE PROPOSED TRANSACTION. The registration statements were declared effective by the SEC on February 3, 2022, and a definitive proxy statement/prospectus was mailed on or about February 3, 2022 to stockholders of BellRing seeking that such stockholders adopt the definitive agreement for the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov, BellRing’s website, www.bellring.com, or Post’s website, www.postholdings.com.

The transaction and distribution of this filing may be restricted by law in certain jurisdictions and persons who come into possession of any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made, directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in a Solicitation

Post, BellRing, New BellRing and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BellRing’s stockholders with respect to the approvals required to complete the proposed transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, is set forth in BellRing’s definitive proxy statement filed with the SEC. Information regarding the directors and executive officers of BellRing is available in its definitive proxy statement, which was filed with the SEC on December 29, 2021, and its definitive proxy statement relating to the proposed transaction, which was filed with the SEC on February 3, 2022. Information regarding the directors and executive officers of Post is available in its definitive proxy statement, which was filed with the SEC on December 6, 2021. Free copies of these documents may be obtained as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2022	BellRing Brands, Inc. (Registrant)

	By:	/s/ Craig Rosenthal
	Name:	Craig Rosenthal
	Title:	Senior Vice President & General Counsel

Exhibit 99.1

To:	All Directors and Executive Officers of BellRing Brands, Inc.

Date:	February 28, 2022

Subject:	Notice of Blackout Trading Restriction Period (the “BTR Blackout Period”)

Class of Securities Subject to the BTR Blackout Period; Purpose of Notice

This Notice is to inform you of significant restrictions on your ability to transact in Class A Common Stock $0.01 par value per share, of BellRing Brands, Inc. (together with any derivative security thereof including options or units, “BellRing Stock”) during an upcoming BTR Blackout Period. The restrictions during this period are imposed on the directors and officers of BellRing Brands, Inc. (the “Company”) who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, by Section 306(a) of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission (“SEC”) Regulation Blackout Trading Restriction (“BTR”). The BTR Blackout Period is in addition to the Company’s regularly scheduled blackout period related to its earnings release under the Company’s insider trading policy.

During the impending blackout period under the BellRing Brands, Inc. 401(k) Plan (the “401(k) Plan”), you generally will be prohibited from effecting any direct or indirect transactions in BellRing Stock that you acquired in connection with your service or employment as a director or executive officer of the Company. We are obligated under the Sarbanes-Oxley Act to provide you with this Notice, which contains specific information regarding the BTR Blackout Period. In addition, we are required to file this Notice with the SEC as part of a Form 8-K.

Reasons for BTR Blackout Period and 401(k) Plan Transactions to be Suspended

As you are aware, Post Holdings, Inc. (“Post”) is spinning off a significant portion of its interests in BellRing Distribution, LLC (“New BellRing”) to Post’s shareholders (the “Spin-Off”), which is expected to close in March 2022, subject to satisfaction of certain closing conditions.

You are receiving this Notice because the BellRing Brands Company Stock Fund is an investment option in the 401(k) Plan and is affected by this Spin-Off. The 401(k) Plan’s BellRing Brands Company Stock Fund is a unitized stock fund that holds shares of BellRing Stock along with a small amount of cash. In anticipation of the Spin-Off, the 401(k) Plan is setting up a new company stock fund for the common stock (“New BellRing Common Stock”) of New BellRing (which will be converted into a corporation and renamed as BellRing Brands, Inc. prior to the consummation of the Spin-Off), as explained below.

In connection with the Spin-Off, pursuant to the merger of a subsidiary of New BellRing with and into the Company (the “Merger”), each share of BellRing Stock will be converted into the right to receive (i) an amount of per share cash consideration and (ii) one share of New BellRing Common Stock. After the Spin-Off and Merger, each participant’s account that was invested in BellRing Class A Common Stock through the 401(k) Plan’s BellRing Brands Company Stock Fund will hold New BellRing Common Stock in a new BellRing Brands, Inc. Common Stock Fund.

Based on the Spin-Off, a temporary blackout period will be needed so that the new BellRing Brands, Inc. Common Stock Fund can be established, and an accurate and orderly transition can occur. Participants in the 401(k) Plan will be generally prohibited from making any transactions in the BellRing Brands Company Stock Fund, including being temporarily unable to direct or change investments in the BellRing Brands Company Stock Fund under the 401(k) Plan, or obtain a loan, a withdrawal or a distribution from the BellRing Brands Company Stock Fund under the 401(k) Plan during the temporary blackout period.

Length of Blackout Period

The BTR Blackout Period is expected to begin on March 10, 2022 at 1:00 p.m. Eastern Time and is expected to end during the calendar week of March 20, 2022. If there is a change to the beginning date or the length of the BTR Blackout Period, the Company will provide you with Notice of such adjustment as soon as reasonably practicable. You may obtain, without charge, the actual beginning and ending dates of the BTR Blackout Period (during the BTR Blackout Period and for a period of two years after the ending date of the BTR Blackout Period).

Restrictions on Directors and Executive Officers During the BTR Blackout Period

Because participants in the 401(k) Plan will be subject to a temporary blackout period during the BTR Blackout Period, the Company’s directors and executive officers will be subject to the trading restrictions imposed under Section 306(a) of the Sarbanes-Oxley Act of 2002 for the duration of the BTR Blackout Period. Thus, during the BTR Blackout Period, you will be prohibited from effecting any direct or indirect transactions in BellRing Stock that you acquired in connection with your service or employment as a director or executive officer of the Company. Covered transactions are not limited to those involving your direct ownership, but include any transaction in which you have a pecuniary interest.

Please note that any security of the Company that you purchase, sell or otherwise transfer during the BTR Blackout Period will be automatically treated as acquired in connection with your service or employment with the Company unless you establish that the securities were acquired from another source and that such identification is consistent with your treatment of the securities for tax purposes and all other disclosure and reporting purposes.

If you have any questions concerning this Notice, whether certain transactions are subject to this prohibition or inquiries about the BTR Blackout Period, please contact Craig Rosenthal – Senior Vice President and General Counsel, BellRing Brands, Inc., 2503 S. Hanley Rd. St. Louis, MO 63144 or (314) 644-7600.